SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

ECHO GLOBAL LOGISTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27875T 10 1

(CUSIP Number)

September 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Alexander Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,600,673
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,600,673
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,673
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Scopus Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,600,673
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,600,673
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,673
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Scopus Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,600,673
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,600,673
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,673
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer:

Echo Global Logistics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Alexander Mitchell

Scopus Capital, Inc. (“SCI”)

Scopus Asset Management, L.P. (“SAMLP”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

717 Fifth Avenue, New York, NY 10022

(c)	Citizenship:

For each Reporting Person other than Mr. Mitchell, Delaware.

For Mr. Mitchell, United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number:

27875T 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 28,534,597 outstanding shares of Common Stock as of July 27, 2017, as reported in the Issuer’s Form 10-Q filed on July 28, 2017.

Investment funds advised by SAMLP (collectively, the “Investment Funds”) directly hold 1,600,673 shares of Common Stock. SAMLP serves as the investment advisor to these investment funds and may be deemed to beneficially own such shares. SCI is the general partner of SAMLP and Mr. Mitchell controls SCI, and each may be deemed to beneficially own such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Investment Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2017

ALEXANDER MITCHELL

/s/ Daniel Fried, attorney-in-fact

SCOPUS ASSET MANAGEMENT, L.P.
By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact

SCOPUS CAPITAL, INC.

By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact

Exhibit 99.1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated September 19, 2017

ALEXANDER MITCHELL

/s/ Daniel Fried, attorney-in-fact

SCOPUS ASSET MANAGEMENT, L.P. By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact

SCOPUS CAPITAL, INC.

By:	/s/ Daniel Fried

Name: Daniel Fried
Title: Attorney-in-Fact

Exhibit 99.2

LIMITED POWER OF ATTORNEY FOR

SECTION 13(d) REPORTING PURPOSES

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Daniel Fried, acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)    execute for, and on behalf of, the undersigned, in the undersigned’s capacity as a greater than 5% beneficial owner of Echo Global Logistics, Inc. (the “Company”), Schedule 13D or Schedule 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”);

(2)    do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare, complete and execute any such Schedule 13D or Schedule 13G, and any amendments or joint filing agreements thereto, and timely file such Schedule 13D or Schedule 13G or reports with the United States Securities and Exchange Commission; and

(3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s sole discretion.

The undersigned hereby gives and grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned hereby acknowledges that (a) the foregoing attorney-in-fact is serving in such capacity at the request of the undersigned; (b) this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to such attorney-in-fact without independent verification of such information; (c) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such information and disclosure as such attorney-in-fact, in his or her sole discretion, deems necessary or advisable; (d) neither the Company nor any attorney-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and (e) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including, without limitation, the reporting requirements under Section 13(d) of the Exchange Act.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of securities issued by the Company, unless earlier revoked as to the attorney-in-fact by the undersigned in a signed writing delivered to such attorney-in-fact.

Exhibit 99.2

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of September, 2017.

ALEXANDER MITCHELL

/s/ Alexander Mitchell

SCOPUS ASSET MANAGEMENT, L.P. By: Scopus Capital, Inc., its General Partner

By:	/s/ Alexander Mitchell

Name: Alexander Mitchell
Title: Sole Shareholder

SCOPUS CAPITAL, INC.

By:	/s/ Alexander Mitchell

Name: Alexander Mitchell
Title: Sole Shareholder